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                                   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

ULTRAGUARD WATER SYSTEMS CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

90400 B
______________________________________
(CUSIP Number)

JOHN R. GAETZ
5763-203A Street
Langley, British Columbia, Canada V3A 1W7
(604) 539-9398
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2003
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900400B

1.    Names of Reporting Persons:     JOHN R. GAETZ
                    I.R.S. Identification Nos. of above persons (entities only): N/A

2.    Check the Appropriate Box if a Member of a Group ( See Instructions)
(a)    [_]
(b)    [_]

3.    SEC Use Only:

4.    Source of Funds (See Instruction):    PF

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):     [ ]

6.    Citizenship or Place of Organization:    CANADIAN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.    Sole Voting Power:         2,748,221 SHARES

8.    Shared Voting Power:              N/A

9.    Sole Dispositive Power:           2,748,221 SHARES

10.      Shared Dispositive Power:               N/A

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:     2,748,221 SHARES

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares ( See Instructions):    [ ]

13.    Percent of Class Represented by Amount in Row (11): 15.0%

14.    Type of Reporting Person ( See Instructions): IN

CUSIP No. 900400B

ITEM 1.    SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Ultraguard Water Systems Corp., a Nevada Corporation (the "Issuer"), and is being filed by John R. Gaetz (the "Reporting Person"). The Issuer's current principal executive offices are located at 5763 203A Street, 2nd Floor, Langley, British Columbia, Canada, V3A 1W7.

ITEM 2.    IDENTITY AND BACKGROUND

(a)    Name. The name of the Reporting Person is John R. Gaetz

(b)    Business Address. The business address of the Reporting Person is 5763 203A Street, 2nd Floor, Langley, British Columbia,
      Canada, V3A 1W7.

(c)   Occupation and Employment. John R. Gaetz is employed with the Issuer as the Vice-President, Secretary, and Treasurer.

(d)             Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding
     (excluding traffic violations or similar misdemeanors).

(e)   Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Citizenship: Canadian

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of the funds in the amount of $40,560 was from personal resources of the Reporting Person to cover the purchase of 1,200,000 shares on June 9, 2003. These shares were issued by the Issuer to the Reporting Person as satisfaction for previously unpaid salary owed to the Reporting Person.

ITEM 4.    PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the acquisition by the Reporting Person of 1 ,200,000 shares of common stock and 25,000 stock options to acquire 25,000 common shares of the Issuer. Prior to this transaction, the Reporting Person held 1,523,211 shares of the Issuer. Following the transaction, the Reporting Person holds 2,748,211 shares which include the 25,000 stock options exercisable within 60 days. These shares represent approximately 15.0% of the issued and outstanding common shares of the Issuer.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)              the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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(e)              any material change in the present capitalization or dividend policy of the Issuer;

(f)               any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
                  Section 13 of the Investment Company Act of 1940;

(g)              changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)   a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)             Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 2,748,221 shares of Common Stock of the Issuer, representing approximately 15.0% of the Issuer's common stock (based upon 18,278,565 shares of common stock outstanding at July 24, 2003).

(b)   Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)             Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the
                  Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)    Certain Rights of Other Persons. Not applicable.

(e)    Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                          ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                    Date:    August 5, 2003

John R. Gaetz

        /s/  John R. Gaetz_____
Signature of John R. Gaetz

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